SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.  an announcement regarding director list of China Petroleum & Chemical Corporation (the “Registrant”); and
2.  an announcement regarding director resignation;

Each made by the Registrant on October 24, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 0386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Li Chunguang
•	Zhang Jianhua
•	Wang Zhigang
•	Dai Houliang

Non‐ Executive Directors
•	Fu Chengyu (Chairman)
•	Wang Tianpu (Vice-chairman)
•	Zhang Yaocang (Vice-chairman)
•	Cao Yaofeng
•	Liu Yun

Independent Non‐ Executive Directors
•	Chen Xiaojin
•	Ma Weihua
•	Jiang Xiaoming
•	Andrew Y. Yan
•	Bao Guoming

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee

Function	Name
Chairman	Fu Chengyu
Vice Chairman	Wang Tianpu
Li Chunguang
Ma Weihua
Member	Zhang Jianhua
Wang Zhigang
Dai Houliang
Jiang Xiaoming
Andrew Y.Yan

Audit Committee

Function	Name
Chairman	Bao Guoming
Member	Jiang Xiaoming
Andrew Y.Yan

Remuneration Committee

Function	Name
Chairman	Chen Xiaojin
Member	Wang Tianpu
Bao Guoming

Social Responsibility Management Committee

Function	Name
Chairman	Fu Chengyu
Member	Wang Tianpu
Li Chunguang
Chen Xiaojin
Ma Weihua

Hong Kong, 24 October 2014

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

#       Executive Director

*       Non-executive Director

+      Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

RESIGNATION OF DIRECTOR

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“the Company”) announces that, due to new working arrangement, Mr. Cai Xiyou has tendered his resignation as the director, member of the Strategy Committee of the Board and Senior Vice President of the Company.

Mr. Cai Xiyou has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation as the director, member of the Strategy Committee of the Board and Senior Vice President of the Company that need to be brought to the attention of the shareholders of the Company.

Mr. Cai Xiyou is diligent and responsible during his tenure. The Board would like to express its gratitude to him for his hard work and contribution to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC, 24 October 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: October 27, 2014